REGI U.S., INC.
REG TECHNOLOGIES INC.
     #240 – 11780 Hammersmith Way
Richmond, BC V7A 5E9
Phone: 604-278-5996 Fax: 604-278-3409
Toll Free: 800-665-4616
www.regtech.com

NEWS RELEASE

     REGI U.S., Inc.
(the “Company” or “REGI”)

REGI U.S., INC. to Exhibit at SAE Commercial
Vehicle Engineering Congress & Exhibition

For Immediate Release: October 22, 2007. Vancouver, BC - REGI U.S., Inc. (OTC BB: RGUS, Frankfurt Stock Exchange: RGJ) and Reg Technologies, Inc. (TSX Venture Exchange: RRE, OTC BB: REGRF) is pleased to announce that REGI U.S., Inc. will be exhibiting RadMax™ technology at the SAE (Society of Automotive Engineers) Commercial Vehicle Engineering Congress & Exhibition, Donald E. Stephens Convention Center, Rosemont (Chicago), IL, Oct 30 - Nov 1, booth #1316. At the exhibition, Bob Grisar, Vice President of Engineering, and Lynn Petersen, Vice President of Marketing, will be displaying the latest RadMax™ prototype hardware and discussing product development and marketing plans for RadMax™ technology devices.

The SAE Commercial Vehicle Engineering Congress and Exhibition is a global assembly of both on and off-road vehicle customers, engineers, supply managers and executives that allows for the exchange of cutting edge technological information, high-profile networking and enhance understanding concerning the issues and challenges facing the commercial vehicle industry. As a bonus, this year's event is being held in conjunction with the Powertrain & Fluid Systems Conference, a gathering of powerplant design engineers and engine fluid experts.

More information concerning the exhibition is available at www.sae.org/events/cve/.

About SAE International

SAE International has over 90,000 engineer, business executive, educator, and student members from more than 97 countries who share information and exchange ideas for advancing the engineering of mobility systems. SAE is a one stop-resource for standards development, technical information and expertise used in the design, manufacture, and total life cycle technology for the automotive, aerospace, off-highway, truck and bus, fuels and lubricants, and other related mobility industries. SAE hosts a wide variety of international meetings, exhibitions and seminars that promotes the mobility engineering knowledge base.

About REGI U.S., Inc.

REGI U.S., Inc. owns the U.S. rights to the Rand Cam™/RadMax™ rotary technology used in the revolutionary design of light weight and high efficiency engines, compressors and pumps. The RadMax™ engine has only two unique moving parts, the vanes (up to 12) and the rotor, compared to the 40 moving parts in a simple four-cylinder piston engine. This innovative design makes it possible to produce up to 24 continuous power impulses per one rotation that is vibration-free and extremely quiet. The RadMax™ engine also has multi-fuel capabilities allowing it to operate on fuels including gasoline, natural gas, hydrogen, propane and diesel. REGI U.S., Inc. and parent company Reg Technologies Inc. are currently designing and testing prototype RadMax™ diesel engines, compressors and pumps intended for aviation, automotive, industrial processes and military applications. For more information, please visit www.regtech.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President

Contacts:	REGI U.S., Inc
John Robertson, 1-800-665-4616

Forward-Looking Statements

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. Statements in this press release regarding Reg Technologies/REGI's business which are not historical facts are "forward-looking statements" that involve risks and uncertainties, including the impact of competitive products and pricing, the need to raise additional capital, uncertain markets for the Company's products and services, the Company's dependence on third parties and licensing/service supply agreements, and the ability of competitors to license the same technologies as the Company or develop or license other functionally equivalent technologies.